BLACKROCK LIQUIDITY FUNDS

100 Bellevue Parkway

Wilmington, Delaware 19809

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: T-Fund, a series of BlackRock Liquidity Funds (File No. 333-208782)

February 12, 2016

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, T-Fund, a series of BlackRock Liquidity Funds, a Delaware statutory trust (the “Trust”), hereby respectfully requests acceleration of the effective date of the Trust’s Registration Statement on Form N-14 (File No. 333-208782) so that such Registration Statement may be declared effective as soon as practicable on February 12, 2016.

The Trust hereby acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BLACKROCK LIQUIDITY FUNDS

By:	/s/ John M. Perlowski
Name: John M. Perlowski
Title: President and Chief Executive Officer